[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

February 21, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Registration Statement on Form S-1
Filed February 3, 2017

File No. 333-215890

Dear Ms. Long:

This letter sets forth the response of GMS Inc. (the “Company”) to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) by telephone conversation on February 17, 2017 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-215890), filed on February 3, 2017 (the “Registration Statement”).  This letter is being filed today with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In order to facilitate your review, we have repeated each oral comment in its entirety in the sequence provided to us.

Principal and Selling Stockholders, page 58

1.                                      Please revise your disclosure to indicate whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 60 and 61 of Amendment No. 1.

2.                                      Please disclose how each of the selling stockholders obtained the shares they are selling in the offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Terence O’Brien (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Al Pavot (Securities and Exchange Commission)

Frank Pigott (Securities and Exchange Commission)

Peter L. Loughran (Debevoise & Plimpton LLP)